================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F |X|                   Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes |_|                          No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes |_|                          No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes |_|                          No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

ENDESA CHILE

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                           Manuel Irarrazaval
Investor Relations Director                             mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                         Giovano Suazo
jfmv@endesa.cl                                          gsuazo@endesa.cl

    CLOSING OF THE SYNDICATED LOAN TO REFINANCE BANK DEBT OF US$ 743 MILLION

(Santiago, Chile, May 15, 2003) - Endesa Chile (NYSE: EOC), announced today the closing of the syndicated loan to refinance bank debt of US$743 million. Complementing the material information reported on March 11 and May 12, 2003, both referring to the Company's progress in arranging a syndicated loan to refinance bank debt of US$743 million with 24 banks led by BBVA S.A., Salomon Smith Barney Inc., Dresdner Kleinwort Wasserstein and Santander Central Hispano Investment Securities, we wish to inform you that all the conditions precedent have been fulfilled today for the effectiveness of the syndicated loan and thus the closing of this financial transaction.

Endesa Chile's obligations under this loan are jointly and severally guaranteed by its subsidiaries Empresa Electrica Pehuenche S.A., Empresa Electrica Pangue S.A., Compania Electrica Tarapaca S.A. and Endesa Chile Internacional.

The fundamental effect of this refinancing is that the Company's obligations which originally matured in 2003 and 2004 now mature in the year 2008, with semi-annual repayments starting 30 months from this date, i.e starting on November 15, 2005. During this 30-month period, the company will only pay interest on the new loans, thus enabling Endesa Chile to balance its cash flows with a proper servicing of its outstanding debt.

The loan interest rate is Libor + 300 basis points.

The default clause activated in the event of a loss of investment grade status by Standard & Poor's due to a potential reduction in its credit rating by rating agencies, and that linking the interest rate to the Company's credit rating, were replaced by a combination of new financial covenants and commitments meeting the companies' business plan.

In addition, and as we pointed out in our last material information report dated May 12, the increased financial cost of this financing transaction will be compensated by the expected effect of complying with all the financial and divestment operations set out in the Company's Financial Strengthening Plan.

The refinancing process concluded today constitutes an important step within the terms of the Financial Strengthening Plan to which the Company is committed.

ENDESA-CHILE

                                        ROL N(degree) 1081
                                        INSCRIP. REG. VALORES N(degree) 0114
                                        SANTIAGO, MAY 12, 2003

Mr Alejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance
Santiago

Dear Superintendent,

      In accordance with clauses 9 and 10, paragraph. 2, of Law 18,045 and the provisions of General Regulation No.30 of that Superintendency, and under the powers conferred on me, I wish to advise you of the following material information.

      Today, Empresa Nacional de Electricidad S.A. and a group of 24 banks led by BBVA S.A., Salomon Smith Barney Inc., Dresdner Kleinwort Wasserstein and Santander Central Hispano Investment Securities, have signed a syndicated loan agreement for refinancing the Company's bank debt of US$743 million. The preliminary agreement to this transaction with the lead banks was advised to the market in our material information communication dated March 11 this year.

      The completion of this refinancing transaction is subject to various conditions precedent that have to met by Thursday, May 15.

      As a result of this refinancing, Endesa-Chile's obligations falling due in this and next year are extended to the year 2008, with repayments or principal starting in 2005.

      The syndicated loan for this refinancing serves to eliminate a default clause triggered by a downgrading in the company's credit rating to below investment grade.

      The increase in financial costs related to this transaction will be compensated by the effect expected from compliance with all financial operations and the divestments included in the Company's Financial Strengthening Plan.

      This refinancing covers most of Endesa-Chile's bank debt and constitutes a basic pillar of the Strengthening Plan which was approved by the board in October 2002 which is being met as forecast.

            Yours sincerely,


                                        Carlos Martin Vergara
                                            Legal Counsel

ENDESA CHILE

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                           Manuel Irarrazaval
Investor Relations Director                             mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                         Giovano Suazo
jfmv@endesa.cl                                          gsuazo@endesa.cl

                   ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
                       FOR THE PERIOD ENDED MARCH 31, 2003

(Santiago, Chile, May 15, 2003) - Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2003. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). March 2002 figures have been adjusted by the CPI variation year-to-year, equal to 3.8%. The figures expressed in US Dollars were calculated based on the March 31st, 2003 exchange rate.

The consolidated financial statements of Endesa-Chile for the period ended March 31, 2003, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroelectrica El Chocon S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroelectrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Eletricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

--------------------------------------------------------------------------------
                            Highlights for the Period
--------------------------------------------------------------------------------

Endesa Chile's net income in the first quarter of 2003 increased 36.3% to US$
32.8 million, as compared to the net income in the same period of 2002, which reached US$ 24.1 million.

Net Income Variation

When compared with First Quarter 2002 results, the results for First Quarter 2003 reflect:

a) A 7.3 % increase in the operational result due to improved results in Chile, Colombia, Peru and Argentina, in consequence of a better average price of energy and better hydrologic conditions.

b) An increase of US$ 19.3 million in the net profit of investment in related companies, owing to better results in most of the related companies, and

c) Improved results in account of the exchange differential, US$ 7.9 million, mainly in reason of the positive results of hedging operations.

d) Higher income taxes and minority interest basically produced by better results in Chile, Colombia and Peru.

e) A provision of US$ 6.9 corresponding to costs related to the sale of assets.

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                          (Chilean GAAP, thousand US$)
--------------------------------------------------------------------------------

Table 1.1

------------------------------------------------------------------------------------------------------
      (Chilean GAAP, Thousand US$ )
------------------------------------------------------------------------------------------------------
                                                           Thousand US$
------------------------------------------------------------------------------------------------------
                                                   1st Q 2002     1st Q 2003           Var       Chg %
------------------------------------------------------------------------------------------------------
Operating Revenues                                    323,952        336,141        12,189         3.8%
------------------------------------------------------------------------------------------------------
Operating Expenses                                   (190,213)      (192,258)       (2,045)        1.1%
------------------------------------------------------------------------------------------------------
Operating Margin                                      133,739        143,883        10,144         7.6%
------------------------------------------------------------------------------------------------------

SG&A                                                   (9,993)       (11,149)       (1,155)       11.6%

------------------------------------------------------------------------------------------------------
Operating Income                                      123,746        132,734         8,989         7.3%
------------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                       (65,069)       (65,187)         (118)        0.2%
     Interest Income                                    5,681          4,930          (750)      (13.2%)
     Interest Expense                                 (70,750)       (70,118)          632        (0.9%)
Net Income from Related Companies                      (4,910)        14,393        19,303      (393.2%)
     Equity Gains from Related Companies                3,485         14,630        11,144       319.8%
     Equity Losses from Related Companies              (8,395)          (236)        8,158       (97.2%)
Net other Non Operating Income (Expense)               (4,536)        (8,480)       (3,944)       87.0%
     Other Non Operating Income                        33,659         18,697       (14,962)      (44.5%)
     Other Non Operating Expenses                     (38,195)       (27,177)       11,018       (28.8%)
Positive Goodwill Amortization                         (2,853)          (635)        2,217       (77.7%)
Price Level Restatement                                  (449)         2,360         2,809      (625.6%)
Exchange differences                                   (8,414)          (484)        7,930       (94.2%)
Non Operating Income                                  (86,230)       (58,034)       28,196       (32.7%)
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization                                  37,515         74,700        37,185        99.1%
------------------------------------------------------------------------------------------------------

Income Tax                                            (17,136)       (28,954)      (11,818)       69,0%
Extraordinary Items                                        --             --            --
Minority Interest                                     (12,029)       (19,202)       (7,173)       59,6%
Negative Goodwill Amortization                         15,702          6,239        (9,462)      (60,3%)

------------------------------------------------------------------------------------------------------
NET INCOME                                             24,051         32,783         8,732        36.3%
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                           (Chilean GAAP, million Ch$)
--------------------------------------------------------------------------------

Table 1.2

------------------------------------------------------------------------------------------------------
      (Chilean GAAP, million Ch$)
------------------------------------------------------------------------------------------------------
                                                            Million Ch$
------------------------------------------------------------------------------------------------------
                                                   1st Q 2002     1st Q 2003           Var       Chg %
------------------------------------------------------------------------------------------------------
Operating Revenues                                    236,990        245,908         8,917         3.8%
------------------------------------------------------------------------------------------------------
Operating Expenses                                   (139,152)      (140,649)       (1,496)        1.1%
------------------------------------------------------------------------------------------------------
Operating Margin                                       97,838        105,259         7,421         7.6%
------------------------------------------------------------------------------------------------------

SG&A                                                   (7,311)        (8,156)         (845)       11.6%

------------------------------------------------------------------------------------------------------
Operating Income                                       90,527         97,103         6,576         7.3%
------------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                       (47,602)       (47,688)          (87)        0.2%
     Interest Income                                    4,156          3,607          (549)      (13.2%)
     Interest Expense                                 (51,758)       (51,295)          462        (0.9%)
Net Income from Related Companies                      (3,592)        10,529        14,121      (393.2%)
     Equity Gains from Related Companies                2,550         10,702         8,153       319.8%
     Equity Losses from Related Companies              (6,141)          (173)        5,968       (97.2%)
Net other Non Operating Income (Expense)               (3,318)        (6,204)       (2,886)       87.0%
     Other Non Operating Income                        24,624         13,678       (10,946)      (44.5%)
     Other Non Operating Expenses                     (27,942)       (19,882)        8,060       (28.8%)
Positive Goodwill Amortization                         (2,087)          (465)        1,622       (77.7%)
Price Level Restatement                                  (328)         1,726         2,055      (625.6%)
Exchange differences                                   (6,155)          (354)        5,801       (94.2%)
Non Operating Income                                  (63,083)       (42,455)       20,627       (32.7%)
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization                                  27,445         54,648        27,203        99.1%
------------------------------------------------------------------------------------------------------

Income Tax                                            (12,536)       (21,182)       (8,645)       69,0%
Extraordinary Items                                        --             --            --
Minority Interest                                      (8,800)       (14,048)       (5,247)       59,6%
Negative Goodwill Amortization                         11,487          4,564        (6,922)      (60,3%)

------------------------------------------------------------------------------------------------------
NET INCOME                                             17,595         23,983         6,388        36.3%
------------------------------------------------------------------------------------------------------

Main Events during the Period

Investments

Regarding the Company's investment, the Ralco project, which start-up is planned for mid 2004, reached a construction progress of 82.4 % at the end of March 2003.

Tariffs in Chile

Regulated node prices for the Interconnected Central System (SIC) were set at US$33.08 per MWh (monomic price at Alto Jahuel) by the National Energy Commission (NEC) in April 2003. The figure is 3.5% higher than the price set in October 2002 at US$31.98 per MWh.

Financial and Economic Strengthening Plan

Regarding to the plan announced by the Company in October 2002, the following are the details of the main activities in effect:

On May 12th, Endesa successfully closed negotiations aimed at refinancing a great part of its banking debt. This operation was performed through a syndicated loan led by four Lead Arrangers, Santander Central Hispano Investments Securities Inc., BBVA Securities Inc., Salomon Smith Barney Inc. and Dresdner Kleiwort Wasserstein. These banking operations, payable within the two next years, were deferred for a five-year period and were granted a 30-month grace period. The terms and conditions agreed for this loan are in line with the current market conditions and set the Company in an excellent position to face the future.

On March 27, 2003, the Board of Directors of Endesa approved the offering made by Hidroelectrica Guardia Vieja S.A., amounting to US$ 174 million, for the acquisition of the assets belonging to Canutillar Plant, owned by ENDESA, payable in cash when the respective sales agreements were subscribed, which took place in April 30, 2003.

In April 9 2003, Sociedad Concesionaria Autopista Los Libertadores S.A., an affiliate of Infraestructura Dos Mil S.A., successfully placed bonds reaching U.F. 3,612,000, which meant approximately US$ 70 million of debt payment by this affiliate.

The sales of the transmission assets belonging to the subsidiary Compania Electrica Tarapaca S.A. (Celta S.A.) and to the affiliate Gasatacama Generacion Limitada, in the Sistema Interconectado del Norte Grande (SING) is still in place. The sale includes 285 kilometers of 220 kV line circuits belonging to Celta S.A. for approximately US$ 32 millions, as well as 673 kilometers of 220 kV line circuits of the affiliate company Gasatacama Generacion Limitada. Fifty-percent of the latter company, approximately US$ 78 million, is controlled by ENDESA. The assets to be sold total 20 % of the SING'S assets.

Reelection of the Board of Directors

At the Ordinary Shareholders Meeting of Endesa, held on March 31, 2003, a new Board of Directors was appointed for three years. Likewise, in an Extraordinary Board Meeting held on the same date, Mr. Luis Rivera Novo was appointed Chairman and Mr. Antonio Pareja Molina was appointed ViceChairman. Thus, both remain in their previous appointments.

Operating Income

The consolidated operating income reached US$ 132.7 million in the first quarter, i.e., US$ 9.0 million more than the operational results obtained in the first quarter of 2002. This improvement of the operational result is the consequence of better results in Chile, Colombia, Peru and Argentina, due to favorable market conditions having a positive impact on the sales price of energy and on the operational margin. Nevertheless, this was partially offset by lower results in Brazil.

In Chile, in the first quarter of 2003 the operating income reached US$ 63.8 million, increasing by 2.0 %, mainly as the result of a greater generation due to favorable hydrologic conditions. Energy storage in our hydro reservoirs increased from 5,940.7 GWh as of March 31, 2002, to 7,268.4 GWh as of March 31, 2003. Likewise, a lower thermal generation decreased by US$ 4.6 million the cost of fuel and gas transportation, and the greater hydroelectric production allowed a cost reduction of US$ 1.6 million in energy purchases.

In Colombia, the operating income obtained in the first quarter showed an increase of 10.7%, reaching US$ 30.2 million, mainly due to better spot market prices and lower costs of energy acquisition. Energy sales decreased as a result of lower hydrologicc conditions.

In Peru, the operating income obtained in the first quarter of 2003 increased by
5.9 %, reaching US$ 23.6 million mainly due to greater physical sales of energy in the spot market as a result of an 18.8% increase in production, mostly caused by a favorable hydrology.

In Argentina, the operating income in the first quarter of 2003 reached US$ 9.9 million, that is, a 216.3% increase versus the results obtained in the first quarter of 2002, reaching US$ 3.1 million. This is due to the fact that the operational result of Central Costanera increased by US$ 4.3 million, mainly in account of the lower costs of fuel and energy acquisition. Likewise, power sales to the interconnection with Brazil have offset the fall in the energy sales in this Company. On the other hand, the interconnection line between Argentina and Brazil, CIEN, was not dispatched during the period due to the low energy prices in the south of Brazil in the first quarter of 2003. In El Chocon, the operational result improved by US$ 2.5 million, mostly due to increased energy sales in the spot market as the result of a greater generation resulting in better, in view of the hydrological conditions and the growth of consumption.

In Brazil, the operating income of Cachoeira Dourada decreased by 38.5 %, as compared to March 2002, reaching US$ 5.2 million. This variation was greatly due to an 18% decrease in average prices of energy deriving mainly from the real devaluation of the Real. It is important to mention that CELG has ceased paying its contract with Cachoeira Dourada since February of the current year and has entered into a legal process against Cachoeira Dourada and ANEEL. However Endesa Chile believes that this situation will be solved in the short term given that our arguments are in line with those presented by the ANEEL (Brazilian regulator) defending itself in this same process.

On the other hand, Copel has suspended the payments of the energy and capacity contracts with our non consolidated affiliated CIEN since January 2003. CIEN is working in order to revert this situation in the near future.

The consolidated EBITDA (Operating income + Depreciation & Operating Amortization) reached US$206.6 million in the first quarter 2003, a 10.1% increase, as compared to the same period of 2002. As of March 31, 2003 the distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 62.2%, Colombia with 10.8%, Brazil with 7.5% , Peru with 9.4% and Argentina with 10.0%.

Non-Operating Income

The non-operating result obtained in March 2003 was a loss of US$58.0 million, as compared to a loss of US$86.2 million in the first quarter of 2002. Such difference is explained, mainly by:

o     The improved result, US$ 19.3 million, in investment in related companies

o An improvement of US$ 10.7 million due to the exchange rate differential and monetary correction, and

o A US$ 3.9 million decrease in the net result of non-operational income and expenditure mainly due to a provision corresponding to costs related to the sale of assets.

Net Income from Related Companies. Regarding then better result of investment in related companies, reaching US$ 19.3 million this is due mainly to the improvement reflected in the net results of CIEN, Compania de Energia del Mercosur S.A., Gasatacama Generacion Limitada and Gasoducto Atacama Argentina Limitada. The improved result of CIEN is explained by a significantly better operating result following the start up of the second transmission line, with the first 500 MW coming on line in May and the other 500 MW in August 2002.

Net Financial Income (Expenses). The increase of US$ 118 thousand in net financial expenses is explained principally by a higher Chilean exchange rate that was partially offset by the decrease in the international floating interest rate in the first quarter of 2003, as compared to the first quarter of 2002.

Other non-operating Income Net of Expenses. The decrease of other non-operating income net of expenses to US$8.5 million in the first quarter 2003 from US$4.5 million in the same period of 2002 is explained principally by the effect of an accounting provision of US$ 6.9 million corresponding to higher income taxes related to the sale of assets in the first quarter of 2003.

The Price-Level Restatement totaled a gain of US$2.4 million in the first quarter of 2003, as compared with a loss of US$449 thousand in the same period of 2002. This increase was due to the combined effect of higher inflation in Chile, (an inflation rate of 0.46 % in the first quarter of 2003 , versus a negative 0.38% for the same period in 2002); and a higher level of net monetary liabilities in the first quarter of 2003.

Exchange Differences. In respect to the exchange rate differential, which reflected a US$ 484 thousand loss in the first quarter of 2003, this reproduces the devaluation of the Chilean Peso versus the US Dollar in the first quarter of 2003, 1.8 %, as compared to a 0.2 % depreciation in the same period of the previous year, and also that, in the first quarter of 2003, forward contract operations meant a US$5 million profit, as compared to the first quarter of 2002.

Goodwill Amortization . The decrease of US$ 2.2 million in the charge for positive goodwill amortization is the result of a lower goodwill provision due to the application of new accounting criteria in 2002 that affected the booking of overseas investments. This lower charge is partly compensated by a lower negative goodwill by US$9.5 million resulting in a net negative effect of US$
7.2 million.

Income Tax. The higher income tax in the first quarter of 2003 reflects the improved results of the operations in Chile, Colombia and Peru.

--------------------------------------------------------------------------------
                       Consolidated Balance Sheet Analysis
--------------------------------------------------------------------------------

      The evolution of the key financial indicators has been as follows :

Table 2

--------------------------------------------------------------------------------------------------------------
Assets (thousand US$)          As of March 2002      As of March 2003          March 03-02          %Var 03-02
--------------------------------------------------------------------------------------------------------------
Current Assets                          382,481             1,003,967              621,486              162.5%
Fixed Assets                          7,615,278             7,649,164               33,887                0.4%
Other Assets                            660,838               447,453             (213,385)             (32.3%)
Total Assets                          8,658,597             9,100,585              441,988                5.1%
--------------------------------------------------------------------------------------------------------------

Table 2.1

--------------------------------------------------------------------------------------------------------------
Assets (million Ch$)           As of March 2002      As of March 2003          March 03-02          %Var 03-02
--------------------------------------------------------------------------------------------------------------
Current Assets                          279,808               734,462              454,654              162.5%
Fixed Assets                          5,571,033             5,595,823               24,790                0.4%
Other Assets                            483,443               327,339             (156,104)             (32.3%)
Total Assets                          6,334,283             6,657,624              323,340                5.1%
--------------------------------------------------------------------------------------------------------------

The increase in the current assets of US$ 621 million is due to the booking of the Canutillar sale, higher cash levels in some of our subsidiaries due to better operating performance during the period and bond issues and the consideration in the short term of some intercompany loans that were previously included in other assets . The Company's Fixed assets increased by US$33.9 million, as compared to the first quarter of 2002, mainly as a result of the Ralco project investments. Total assets grew US$442 million during the period.

Table 3

--------------------------------------------------------------------------------------------------------------
Liabilities
(thousand US$) (1)             As of March 2002      As of March 2003          March 03-02          %Var 03-02
--------------------------------------------------------------------------------------------------------------
 Current liabilities                    854,627             1,534,685              680,058               79.6%
 Long-term liabilities                3,829,488             3,497,954             (331,534)              (8.7%)
 Minority interest                    1,968,640             2,067,685               99,045                5.0%
 Equity                               2,005,842             2,000,261               (5,581)              (0.3%)
 Total Liabilities                    8,658,597             9,100,585              441,988                5.1%
--------------------------------------------------------------------------------------------------------------

Table 3.1

--------------------------------------------------------------------------------------------------------------
Liabilities (million Ch$)      As of March 2002      As of March 2003          March 03-02          %Var 03-02
--------------------------------------------------------------------------------------------------------------
 Current liabilities                    625,211             1,122,714              497,503               79.6%
 Long-term liabilities                2,801,500             2,558,963             (242,537)              (8.7%)
 Minority interest                    1,440,178             1,512,635               72,457                5.0%
 Equity                               1,467,394             1,463,311               (4,083)              (0.3%)
 Total Liabilities                    6,334,283             6,657,624              323,340                5.1%
--------------------------------------------------------------------------------------------------------------

(1)   Ch$ figures divided by March 2003 exchange rate of 1 US$ = Ch$ 731.56

As of March 31, 2003, Current Liabilities plus Long-Term Liabilities increased US$364 million, as compared to March 2002, due to the effect of the depreciation of the Chilean peso in relation to the U.S. dollar in real terms that were partially offset by the effect amortization of loans during the last year. Given that the Company's financial debt is mainly denominated in dollars, a more meaningful comparison is to calculate the amount, taking into consideration the exchange rate of each period (1US$ = 655.90 in March 2002 and 1US$ = 731.56 in March 2003). Doing this analysis, we obtain a decrease in financial liabilities of approximately US$243 million from March 31, 2002 to March 31, 2003.

Total Shareholders' Equity decreased by US$ 5.6 million in the first quarter of 2003, as compared to the same period of 2002. This decrease is mainly explained by the net results during the period ended December 31, 2002.

Table 4

--------------------------------------------------------------------------------
Indicator                Unit         Mar-02         Mar 03         % Var 03-02
--------------------------------------------------------------------------------
Liquidity               Times           0.45           0.65               44.4%
Acid ratio test *       Times           0.34           0.40               17.6%
Leverage **             Times           1.18           1.24                5.1%
Short-term debt           %             18.2           30.5               67.1%
Long-term debt            %             81.8           69.5              (15.0%)
--------------------------------------------------------------------------------

(*)   Current assets net of inventories and pre-paid expenses

(**)  Compounds to the ratio = Total debt / (equity + minority interest)

The Company's liquidity ratio is lower as compared to the previous period; nevertheless this ratio is in line with that of capital-intensive industries. It is important to remember that normally a large part of the current portion of long-term debt is renegotiated. Also it is important to keep in mind that current liabilities are the current portion of long-term obligations for the next twelve months, and in the current assets accounts receivables amount for about one month of sales. The main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.1

------------------------------------------------------------------------------------------------------------------------
ASSETS                                                  Million Ch$                               Thousand US$
------------------------------------------------------------------------------------------------------------------------
                                             1st Q 2002           1st Q 2003            1st Q 2002            1st Q 2003
------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                             15,561                4,895                21,271                 6,691
Time Deposits                                    43,712              120,486                59,752               164,698
Marketable Securities                                 5                    5                     7                     7
Accounts Receivable, net                         87,122               92,007               119,091               125,768
Notes receivable                                  1,000                  826                 1,367                 1,128
Other accounts receivable                        22,422               20,493                30,650                28,013
Amounts due from related companies               40,461              212,393                55,307               290,329
Inventories, net                                 15,994               10,883                21,862                14,876
Income taxes recoverable                         28,340               22,360                38,740                30,565
Prepaid expenses                                  3,858                8,950                 5,273                12,234
Other current assets                             21,333              241,164                29,161               329,658
------------------------------------------------------------------------------------------------------------------------
Total currrent assets                           279,808              734,462               382,481             1,003,967
------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property                                         39,753               40,094                54,340                54,806
Buildings and Infraestructure                 6,130,459            6,301,533             8,379,980             8,613,829
Plant and equipment                           1,143,211            1,229,377             1,562,704             1,680,487
Other assets                                     81,993               45,017               112,080                61,536
Technical appraisal                             670,394              739,028               916,390             1,010,209
------------------------------------------------------------------------------------------------------------------------
Sub - Total                                   8,065,811            8,355,050            11,025,494            11,420,867
------------------------------------------------------------------------------------------------------------------------
Acumulated depreciation                      (2,494,778)          (2,759,227)           (3,410,217)           (3,771,703)
------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment           5,571,033            5,595,823             7,615,278             7,649,164
------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Investments in related companies                159,633              187,208               218,209               255,902
Investments in other companies                   77,189               86,193               105,512               117,821
Positive Goodwill                               124,065               27,927               169,590                38,174
Negative goodwill                              (156,572)             (88,814)             (214,025)             (121,403)
Long-term receivables                            47,791               18,143                65,328                24,800
Amounts due from related companies              166,025                  900               226,946                 1,231
Intangibles                                      31,016               32,870                42,398                44,932
Accumulated amortization                         (5,712)              (7,263)               (7,808)               (9,928)
Others                                           40,008               70,175                54,689                95,925
------------------------------------------------------------------------------------------------------------------------
Total other assets                              483,443              327,339               660,838               447,453
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  6,334,283            6,657,624             8,658,597             9,100,585
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.2

                                                   ---------------------------------------------------------------
                                                           Million Ch$                        Thousand US$
------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDER'S EQUITY              1st Q 2002        1st Q 2003        1st Q 2002        1st Q 2003
------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term                                            42,168           133,872            57,641           182,995
Current portion of long-term debt                    240,987           223,202           329,415           305,105
Notes Payable                                              0             7,882                 0            10,774
Current portions of bonds payable                     47,131           491,181            64,425           671,416
Current portion of other long-term debt               23,960            34,418            32,751            47,047
Dividends payable                                         29            12,379                39            16,922
Accounts payable and accrued expenses                 76,892            70,241           105,106            96,015
Miscellaneous payables                                22,212            42,726            30,363            58,404
Amounts payable to related companies                 111,709            30,882           152,700            42,214
Provisions                                            36,080            48,872            49,319            66,805
Withholdings                                           7,097             7,685             9,701            10,505
Income Tax                                            12,071            13,297            16,500            18,176
Deferred Income                                          491               401               671               548
Deferred Taxes                                           316                 0               432                 0
Other current liabilities                              4,070             5,676             5,563             7,759
------------------------------------------------------------------------------------------------------------------
Total current liabilities                            625,211         1,122,714           854,627         1,534,684
------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Due to banks and financial institutions              782,549           716,394         1,069,699           979,268
Bonds payable                                      1,708,616         1,483,259         2,335,579         2,027,529
Due to other institutions                            150,468           154,597           205,680           211,325
Accounts payable                                      25,119            20,373            34,336            27,849
Amounts payable to related companies                  65,223            47,493            89,156            64,920
Accrued expenses                                      31,885            39,807            43,585            54,414
Deferred taxes                                        30,644            71,692            41,888            97,998
Other long-Term liabilities                            6,997            25,349             9,565            34,651
------------------------------------------------------------------------------------------------------------------
Total Long-term liabilities                        2,801,500         2,558,963         3,829,488         3,497,954
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Minority interest                                  1,440,178         1,512,635         1,968,640         2,067,685
------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Paid-in capital, no par value                      1,047,872         1,039,796         1,432,380         1,421,341
Capital revaluation reserve                           (4,191)            5,199            -5,730             7,107
Additional paid-in capital-share premium             204,731           204,989           279,855           280,208
Other reserves                                        69,033            79,132            94,364           108,169
------------------------------------------------------------------------------------------------------------------
Total Capital and Reserves                         1,317,445         1,329,115         1,800,870         1,816,824
------------------------------------------------------------------------------------------------------------------
Accumulated surplus (deficit) during
development period of certain subsidiaries              (942)            2,184            (1,288)            2,985

RETAINED EARNINGS
Retained earnings                                    133,297           108,029           182,209           147,670
Net Income                                            17,595            23,983            24,051            32,783
------------------------------------------------------------------------------------------------------------------
Total Retained Earnings                              150,891           132,012           206,260           180,453
------------------------------------------------------------------------------------------------------------------
Total Shareholder's Equity                         1,467,394         1,463,311         2,005,842         2,000,261
------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY         6,334,283         6,657,624         8,658,597         9,100,585
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             Consolidated Cash Flow
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 6

------------------------------------------------------------------------------------------------------------------------
  Effective Cash Flow (thousand US$)         1st. Q 2002          1st. Q 2003     Difference 03-02            %Var 03-02
------------------------------------------------------------------------------------------------------------------------
Operating                                        144,417              138,058               (6,359)                (4.4%)
Financing                                       (193,111)             (16,834)             176,277                (91.3%)
Investment                                           553              (73,104)             (73,657)           (13,309.0%)
Net cash flow of the period                      (48,141)              48,121               96,261               (200.0%)
------------------------------------------------------------------------------------------------------------------------

Table 6.1

------------------------------------------------------------------------------------------------------------------------
  Effective Cash Flow (million Ch$)          1st. Q 2002          1st. Q 2003     Difference 03-02            %Var 03-02
------------------------------------------------------------------------------------------------------------------------
Operating                                        105,650              100,998               (4,652)                (4.4%)
Financing                                       (141,273)             (12,315)             128,958                (91.3%)
Investment                                           405              (53,480)             (53,885)           (13,309.0%)
Net cash flow of the period                      (35,218)              35,203               70,421               (200.0%)
------------------------------------------------------------------------------------------------------------------------

The variation in the cash flow makeup during the period is basically explained by:

a) Cash flow from operating activities decreased by 4.4% to US$ 138 million in the first quarter of 2003.

b) Negative cash flow from financing activities of US$ 16.8 million primarily produced by a decrease of bank debt and dividend payments.

c) Cash flow from investment activities of US$ 73.1 million mainly due to investments in the Ralco hydroelectric project.

--------------------------------------------------------------------------------
                      Consolidated Cash Flow (Chilean GAAP)
--------------------------------------------------------------------------------

Table 7

                                                                  --------------------------------------------------------
                                                                                 Million Ch$                  Thousand US$
--------------------------------------------------------------------------------------------------------------------------
                                                                  1st. Q 2002    1st. Q 2003    1st. Q 2002    1st. Q 2003
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                       17,595         23,983         24,051         32,783
--------------------------------------------------------------------------------------------------------------------------
(Profit)  loss in sale of assets
   (Profit) loss in sale of fixed assets                               (1,184)            (3)        (1,618)            (5)
Charges (credits) which do not represent cash flows:
   Depreciation                                                        46,197         53,717         63,149         73,428
   Amortization of intangibles                                          2,289            606          3,129            828
   Write-offs and provisions                                                0              0              0              0
   Amortization of positive goodwill                                    2,087            465          2,853            635
   Amortization of negative goodwill(less)                            (11,487)        (4,564)       (15,702)        (6,239)
   Accrued profit from related companies( less)                        (2,550)       (10,702)        (3,485)       (14,630)
   Accrued loss from related companies                                  6,141            173          8,395            236
   Net, price-level restatement                                           328         (1,726)           449         (2,360)
   Net exchange difference                                              6,155            354          8,414            484
   Other credits which do not represent cash flow (less)               (8,497)        (8,934)       (11,615)       (12,212)
   Other charges which do not represent cash flow                      16,752         11,308         22,898         15,458
Assets variations which affect cash flow:
   Decrease (increase) in receivable accounts                          (7,666)          (258)       (10,479)          (353)
   Decrease (increase) in inventories                                     784          1,188          1,072          1,625
   Decrease (increase) in other assets                                 (9,898)       (13,335)       (13,530)       (18,228)
Liabilities variations which affect cash flow:
   Accounts payable related to operating results                       15,123         18,728         20,673         25,600
   Interest payable                                                    16,480         -1,894         22,527         (2,588)
   Income tax payable                                                       0          9,992              0         13,659
   Accounts payable related to non operating results                    7,292         11,444          9,967         15,643
   Accrued expenses and withholdings                                      907         (3,592)         1,240         (4,910)
   Minority Interest                                                    8,800         14,048         12,029         19,202
--------------------------------------------------------------------------------------------------------------------------
Net Positive Cash Flow Originated From Operating Activities           105,650        100,998        144,417        138,058
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
   Shares issued and subscribed                                             0              0              0              0
   Proceeds from loans wired                                           27,800         88,747         38,001        121,312
   Proceeds from debt issuance                                          5,927         12,365          8,102         16,902
   Proceeds from loans obtained from related companies                111,242              0        152,061              0
   Proceeds from other loans obtained from related companies                0              0              0              0
   Capital distribution                                                     0              0              0              0
   Other financing sources                                              1,873          5,738          2,560          7,843
   Dividends paid                                                      (5,540)       (12,879)        (7,572)       (17,604)
   Loans, debt amortization (less)                                   (208,875)      (101,949)      (285,520)      (139,359)
   Issuance debt amortization(less)                                   (34,341)          (186)       (46,942)          (254)
   Amortization of loans obtained from related companies              (39,279)        (2,007)       (53,692)        (2,743)
   Amortization of other loans obtained from related companies              0              0              0              0
   Amortization of expenses in issuance debt                                0              0              0
   Other disbursements related to financing(less)                         (79)        (2,144)          (109)        (2,931)
--------------------------------------------------------------------------------------------------------------------------
Net (Negative) Cash Flow Originated From Financing Activities        (141,273)       (12,315)      (193,111)       (16,834)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
--------------------------------------------------------------------------------------------------------------------------
   Sale of fixed assets                                                11,418              7         15,608              9
   Collection upon loans to related companies                          16,116          7,506         22,029         10,261
   Collection upon other loans to related companies                         0              0              0              0
   Other income on investments                                            455              2            622              3
   Additions to fixed assets (less)                                   (14,173)       (52,222)       (19,374)       (71,384)
   Investments in related companies (less)                                  0             (5)             0             (7)
   Investments in marketable securities                                     0              0              0              0
   Other loans provided to related companies(less)                    (11,370)        (8,606)       (15,542)       (11,764)
   Other investment disbursements(less)                                (2,041)          (162)        (2,790)          (221)
--------------------------------------------------------------------------------------------------------------------------
Net (Negative) Cash Flow Originated From Investment Activities            405        (53,480)           553        (73,104)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Net Positive Cash Flow For The Period                                 (35,218)        35,203        (48,141)        48,121
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Effect of Price-Level Restatement Upon Cash and Cash Equivalent           164         (1,307)           224         (1,787)
--------------------------------------------------------------------------------------------------------------------------
Net Variation of  Cash and Cash Equivalent                            (35,054)        33,896        (47,917)        46,333
--------------------------------------------------------------------------------------------------------------------------
Initial Balance of Cash and Cash Equivalent                            94,327        123,479        128,940        168,789
--------------------------------------------------------------------------------------------------------------------------
Final Balance of Cash and Cash Equivalent                              59,273        157,375         81,023        215,122
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Business Information
                             Main Operating Figures
--------------------------------------------------------------------------------

Table 8

------------------------------------------------------------------------------
     Company            GWh sold       GWh sold     Dif 03-02        Var 03-02
                         1Q 2002        1Q 2003
------------------------------------------------------------------------------
Chilean Companies          4,428          4,574           146            3.30%
Chocon                       615          1,153           538           87.48%
Costanera                  1,845            883          (962)         (52.14%)
Edegel                     1,094          1,312           218           19.93%
Betania                      439            326          (113)         (25.74%)
Emgesa                     3,220          2,875          (345)         (10.71%)
Cachoeira                    828            758           (70)          (8.45%)
------------------------------------------------------------------------------

------------------------------------------------------------------------------
     Company        GWh produced   GWh produced     Dif 03-02        Var 03-02
                      1Q 2002        1Q 2003
------------------------------------------------------------------------------
Chilean Companies          4,137          4,309           172            4.16%
Chocon                       599          1,066           467           77.96%
Costanera                  1,572            778          (794)         (50.51%)
Edegel                     1,127          1,339           212           18.81%
Betania                      301            277           (24)          (7.97%)
Emgesa                     2,353          2,241          (112)          (4.76%)
Cachoeira                    395            402             7            1.77%
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              Endesa Chile's Operating Income break down by country
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 9

                       ----------------------------------------------------------
                                Million Ch$                   Thousand US$
----------------------------------------------------------------------------------------------
                       1st Q 2002      1st Q 2003      1st Q 2002      1st Q 2003        Chg %
----------------------------------------------------------------------------------------------
Operating Revenues        236,990         245,908         323,952         336,141         3.8%
----------------------------------------------------------------------------------------------
Energy sales:
Chocon                      5,095           8,216           6,964          11,231        61.3%
Costanera                  21,143          21,134          28,901          28,889        (0.0%)
Betania - Emgesa           58,135          58,215          79,467          79,576         0.1%
Cachoeira                  13,656          10,245          18,666          14,004       (25.0%)
Edegel                     26,647          32,910          36,424          44,987        23.5%
Chile                     102,441         103,831         140,032         141,931         1.4%
Other revenues              9,874          11,356          13,497          15,523        15.0%

----------------------------------------------------------------------------------------------
Operating Expenses       (139,152)       (140,649)       (190,213)       (192,258)        1.1%
----------------------------------------------------------------------------------------------
Chocon                     (6,964)         (8,190)         (9,519)        (11,195)       17.6%
Costanera                 (16,512)        (13,416)        (22,571)        (18,339)      (18.8%)
Betania - Emgesa          (37,416)        (35,004)        (51,146)        (47,849)       (6.4%)
Cachoeira                  (6,983)         (6,078)         (9,545)         (8,308)      (13.0%)
Edegel                     (8,696)        (13,727)        (11,887)        (18,764)       57.9%
Chile                     (62,581)        (64,233)        (85,545)        (87,803)        2.6%

----------------------------------------------------------------------------------------------
Operating Margin           97,838         105,259         133,739         143,883         7.6%
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
SG&A                       (7,311)         (8,156)         (9,993)        (11,149)       11.6%
----------------------------------------------------------------------------------------------
Chocon                       (102)           (144)           (139)           (196)       41.2%
Costanera                    (366)           (344)           (500)           (470)       (6.0%)
Betania - Emgesa             (769)         (1,196)         (1,052)         (1,635)       55.5%
Cachoeira                    (508)           (372)           (695)           (508)      (26.9%)
Edegel                     (1,772)         (2,121)         (2,422)         (2,899)       19.7%
Chile                      (3,794)         (3,980)         (5,186)         (5,440)        4.9%

----------------------------------------------------------------------------------------------
Operating Income           90,527          97,103         123,746         132,734         7.3%
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            Endesa Chile's Ownership Structure, as of March 31, 2003
       Total Shareholders: 29,295. Total Shares Outstanding: 8,201,754,580
--------------------------------------------------------------------------------

Table 10

                  -----------------------------------------------
                  Shareholder                           % Holding

                  -----------------------------------------------
                  Enersis                                   59.98
                  Chilean Pension Funds                     18.91
                  ADR's                                      4.73
                  Individuals                                7.35
                  Others                                     9.03
                  -----------------------------------------------

--------------------------------------------------------------------------------
                           Conference Call Invitation
--------------------------------------------------------------------------------

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2003, on Friday, May 16, 2003, at 10:00 am (Eastern Time). To participate, please dial 1-800-915-4836 or 973-317-5319 (international), approximately 10 minutes prior to the scheduled starting time.

   If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access both at
                                  www.endesa.cl

This Press Release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile's or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                    Hector Lopez Vilaseco
                                                       General Manager

Dated: May 15, 2003